Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 28 DATED JULY 18, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Lake Shadow Controlled Subsidiary - Maitland, FL

On June 2, 2021, we acquired ownership of a “majority-owned subsidiary,” FRMF-Maitland, LLC (the “Lake Shadow Controlled Subsidiary”), for an initial contribution of approximately $3,995,000, which is the initial stated value of our equity interest in a new investment round in the Lake Shadow Controlled Subsidiary (the “Lake Shadow Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Lake Shadow Controlled Subsidiary, for an initial contribution of approximately $35,957,000 (the “Lake Shadow Interval Fund Investment” and, together with the Lake Shadow Balanced II eREIT Investment, the “Lake Shadow Investment”). The Lake Shadow Controlled Subsidiary used the proceeds of the Lake Shadow Investment to acquire a stabilized garden style multifamily property totaling 300 units located in Maitland, FL (the “Lake Shadow Property”). More detail on this acquisition can be found here.

On March 9, 2022, Fundrise MF Facility 1 Borrower, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) obtained the initial draw with respect to a revolving credit facility (the “Revolving Credit Facility”) pursuant to a Credit Agreement (the “Credit Agreement”) the Borrowers entered into with Regions Bank, as agent for the lenders (the “Agent”), and the lenders from time to time party thereto. Borrower LLC is an indirect subsidiary of a joint venture (the “MF JV”) between Fundrise Balanced eREIT II, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries. More detail on the Revolving Credit Facility can be found here.

On July 12, 2022, the Lake Shadow Controlled Subsidiary became a party to the Revolving Credit Facility and is now a Borrower under that agreement. Subsequently to becoming a Borrower, the Lake Shadow Controlled Subsidiary refinanced the Lake Shadow Property via a $46,500,000 draw on the Revolving Credit Facility. This draw was used to fully pay off the senior mortgage loan of the Lake Shadow Property, which was a $45,719,000 senior loan with a one (1) year term at a 1 MO LIBOR + 1.65% interest rate with one (1) year interest only.

In connection with the closing, the Lake Shadow Controlled Subsidiary received a cash distribution of approximately $288,000, net of closing costs.